MATERIAL CHANGE REPORT

Form 53-901F Under Section 85(1) of the British Columbia Securities Act
Form 27 Under Section 146(1) of the Alberta Securities Act
(Individually, the “Act” and collectively, the “Securities Acts”)

1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

CARDERO RESOURCE CORP. (the “Company”)
Suite 1901 – 1177 West Hastings Street
Vancouver, BC V6E 2K3

PHONE: (604) 408-7467

2. Date of Material Change

State the date of the material change.

Marh 17, 2004

3. Press Release

State the date and place(s) of issuance of the press release issued under Section 85(1) (BC) and Section 146(1) (AB) of the Securities Acts.

March 18, 2004

The Press Release was released to the TSX Venture Exchange and through various other approved public media and was SEDAR filed with the British Columbia and Alberta Securities Commissions.

4. Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announces that its brokered private placement, originally announced on March 3, 2004, has now closed, resulting in the issuance of 2,600,000 units, each unit consisting of one common share (“Share”) and one share purchase warrant (“Warrant”), for total gross proceeds of $6,760,000. Each Warrant is exercisable, until September 17, 2005 (the “Expiry Date”), into one additional common share (“Warrant Share”) at an exercise price of $3.25 until March 17, 2005 and thereafter at an exercise price of $3.50 until the Expiry Date.

5. Full Description of Material Change

The Company announces that its brokered private placement, originally announced on March 3, 2004, has now closed, resulting in the issuance of 2,600,000 units, each unit consisting of one Share and one Warrant, for total gross proceeds of $6,760,000. Each Warrant is exercisable, until Expiry Date, into one Warrant Share at an exercise price of $3.25 until March 17, 2005 and thereafter at an exercise price of $3.50 until the Expiry Date.

As consideration for their services with respect to the brokered private placement, the Company paid to the Pacific International Securities Inc. (the “Agent”) an aggregate commission of $406,500, of which $152,100 was paid in cash and $254,400 was paid through the issuance of 97,500 Units, having the same terms and conditions as the Units issued pursuant to the Offering, and a corporate finance fee of $30,000. In addition, the Agent received agent’s options (“Agent’s Options”) entitling the Agent to purchase up to 260,000 Units of the Company (“Agent’s Units”) at a price of $2.65 per Agent’s Unit until March 17, 2005. Each Agent’s Unit consists of one common share and one common share purchase warrant, with each such warrant being exercisable to acquire one common share at a price of $3.30 per share until March 17, 2005 and thereafter at a price of $3.55 per share until September 17, 2005.

All securities issued in connection with this financing are subject to a four month hold period ending on July 18, 2004.

The gross proceeds of the Offering are intended to be used to fund property payments, taxes and exploration programs on the Company’s exploration projects in Argentina, Mexico and Peru, for ongoing mineral property investigations and the acquisition of additional mineral properties, and for general and administrative expenses and working capital.

6. Reliance on Section 85(2)(BC) and Section 146(2)(AB) of the Securities Acts

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Marla K. Ritchie, Corporate Secretary
Suite 1901 – 1177 West Hastings Street
Vancouver, BC V6C 2B3

Phone: 604-408-7488

9. Statement of Senior Officer

DATED at Vancouver, this 22nd day of March, 2004.

“Marla K. Ritchie”
Marla K. Ritchie
Corporate Secretary

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.
ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.